EXHIBIT 99

Thursday, August 10, 2000 5:09pm Eastern Time

PRESS RELEASE

American Internet Data Center to Launch Operations in Los Angeles

LOS ANGELES - (BUSINESS WIRE) - Aug. 10, 2000 - American IDC Corp. (OTC Pink Sheets ACNI) announced today the launch of its new Internet Data Center Services in Los Angeles.

The proposed 80,000 - square-foot, state-of-the-art facility to be strategically located adjacent to LAX International Airport will attract international clients worldwide to the company's Internet Data facility. Clients will utilize cyberspace offices incorporated in the Data Center while lodging at any of the surrounding luxury hotels. In addition, clients including Fortune 500 companies will enjoy the convenience of being able to co-locate the cyber-based aspect of their business within the Los Angeles metropolitan area, which is well known as "the gateway to the East."

The Data Center will feature state-of-the-art network control and hosting capabilities. It will be staffed with round-the-clock, on-site technical personnel who will manage, maintain, and support the spacious Internet Data Center. With that, ACNI uses scalable technology that can service the local Los Angeles market, and quickly expand to the rest of California, the United States and beyond.

Taking advantage of the power of the "new era" of mainframe servers combined with high-performance and national scope guarantees speed, reliability, redundancy and scalability. ACNI connects clients to its data center where it stores and manages services in an environmentally controlled and secure facility. The target market is the fast-growing small and medium-sized business market. Total annual sales in the Internet Data Center Industry already exceed $2.4 billion USD annually, and are rising dramatically.

ACNI currently has 5,000,000 shares outstanding with a public float of approximately 500,000 shares. The company will finance start-up costs with an initial placement of $3 million to $5 million USD.

The company's headquarters is currently LAX adjacent at 9800 S. Sepulveda Blvd, Suite 625, Los Angeles, CA 90045. ACNI is a Florida corporation, currently listed on the National Quotation Bureau's "Pink Sheets" market. Management expects to register its securities with the Securities and Exchange Commission within the next six to eight weeks in order to qualify for listing on the OTC Bulletin Board.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition, risk inherent in the company's domestic and international operations, imprecision in estimating product reserves and the company's ability to replace and expand its holdings.

Contact:

American IDC Corp., Los Angeles
Gordon Lee:       310/342-0760
                  310/342-0704 (fax)